UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

Proposed offering of convertible senior notes

On February 5, 2021, MakeMyTrip Limited issued a press release announcing the pricing of $200 million in aggregate principal amount of convertible senior notes (the “notes”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The offering was upsized from the previously announced offering of $175 million in aggregate principal amount of the notes. A copy of the press release dated February 5, 2021 is attached hereto as Exhibit 99.1.

Exhibit
99.1	Press Release dated February 5, 2021.

EXHIBIT INDEX

99.1	Press Release dated February 5, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2021

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Executive Chairman